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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           YOCREAM INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    986001105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    TIMOTHY FRANZEN, 516 THAIN WAY, PALO ALTO, CA 94306. TEL: (650) 843-1919
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    3/19/2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO.   986001105                                         Page 2 of 5 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                      (b)   [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
    NUMBER OF              0 SHARES
     SHARES        -------------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH         -------------------------------------------------------------
    REPORTING        9     SOLE DISPOSITIVE POWER
     PERSON                0 SHARES
      WITH         -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 SHARES
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

--------------------------------------------------------------------------------

CUSIP No. 986001105                                                Page 3 of 5


        Timothy Franzen hereby amends and supplements the report on Schedule 13D filed on June 23, 2000, as previously amended, with respect to the common stock of Yocream International, Inc. as set forth below.

ITEM 2.        IDENTITY AND BACKGROUND.

        (a)    Unchanged

        (b)    The address of Mr. Franzen is:

               516 Thain Way
               Palo Alto, CA  94306

        (c)    Unchanged

        (d)    Unchanged

        (e)    Unchanged

        (f)    Unchanged

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The following information supplements the information previously reported in Item 3(a) :

        Personal funds of Mr. Franzen were used to acquire his holdings of shares of common stock of the Issuer in various transactions since 9/11/2000.

        (b)    Unchanged

ITEM 4.        PURPOSE OF TRANSACTION.

        The information below supplements the information previously reported in
Item 4:

        The acquisition of additional shares of common stock of the Issuer in various transactions since 9/12/2000 by Mr. Franzen were made for investment purposes in the ordinary course of personal investment.

ITEM 5.        INTEREST IN THE SECURITIES OF THE ISSUER.

        (a) Mr. Franzen currently owns no shares of common stock of the Issuer, which equals 0% of the total outstanding shares of common stock of the Issuer.

        (b)    Unchanged

CUSIP No. 986001105                                                Page 4 of 5


        (c) The following information supplements the information previously reported in Item 5(c):

        Timothy Franzen engaged in the following acquisition transactions during the past sixty days:

      Trade Date            # of shares       Price per share ($)
      ----------            -----------       -------------------
      01/25/2002               3,000                 3.72
      03/11/2002               1,100                  3.8

        Timothy Franzen engaged in the following sale transactions during the past sixty days:

      Trade Date            # of shares       Price per share ($)
      ----------            -----------       -------------------
      02/19/2002                5,000                 4.1
      02/20/2002                1,200                 4.02
      02/20/2002                1,000                 4.05
      03/06/2002                2,500                 4
      03/12/2002                9,500                 4.2
      03/13/2002                6,000                 4
      03/13/2002                1,700                 4.05
      03/14/2002              114,011                 4.4
      03/14/2002                  200                 4.43
      03/14/2002                5,700                 4.41
      03/15/2002                4,500                 4.6
      03/15/2002                  300                 4.62
      03/19/2002                  200                 4.41
      03/19/2002               14,000                 4.4

        (d)    Unchanged

        (e) On March 14, 2002, Mr. Franzen ceased to be the beneficial owner of more than five percent of the shares of common stock of the Issuer.

CUSIP No. 986001105                                                Page 5 of 5


SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   3/21/02                            /s/ TIMOTHY FRANZEN
       ----------------                     ------------------------------------
                                            Timothy Franzen